Exhibit 12.1
Associated Materials, LLC
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Successor				Predecessor
	Years Ended			October 13, 2010 to January 1, 2011	January 3, 2010 to October 12, 2010	Year Ended
(dollars in thousands)	December 28, 2013	December 28, 2013	December 29, 2012			January 2, 2010
Earnings:
(Loss) income before income taxes	$(30,986)	$(32,762)	$(223,223)	$(56,462)	$(66,054)	$23,048
Plus: Fixed charges	91,706	87,544	87,982	18,621	67,895	88,812
Total earnings (loss)	60,720	54,782	(135,241)	(37,841)	1,841	111,860

Fixed charges:
Interest expense	79,751	75,520	75,729	16,120	58,759	77,352
Plus: Imputed interest on operating leases	11,955	12,024	12,253	2,501	9,136	11,460
Total fixed charges	$91,706	$87,544	$87,982	$18,621	$67,895	$88,812

Ratio of earnings to fixed charges (1)	0.66	0.63	—	—	0.03	1.26

(1)
For the successor years ended December 28, 2013, December 29, 2012 and December 31, 2011, the successor period October 13, 2010 to January 1, 2011 and the predecessor period January 3, 2010 to October 12,2010 earnings were not adequate to cover fixed charges by $31.0 million, $32.8 million, $223.2 million, $56.5 million, and $66.1 million, respectively.